May 29, 2008

Mr. John L. Krug

Mail Stop 0610

United States Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20548

Re:

GeneThera, Inc..

Revised Preliminary Information statement filed May 29, 2008

File No. 0-27237

Dear Mr. Krug,

Thank you for the comment letter sent by your department on May 29, 2008. Following are GeneThera’s responses to your comments.  For your convenience, each of the Staff’s comments has been reprinted below and our responses are in bold. We have chosen for the most part not to duplicate the written revisions made within the document into the responses within this letter as we felt it would be easier and less cumbersome.

Amendment to the articles of incorporation, as amended, to authorize us to effect a reverse stock split of our common stock in the range of from 1:300 to 1:5000, as determined in the sole discretion of our board of directors.

Reverse split may increase our ability to effect acquisitions and/or attract a merger candidate.

1. We note your response to comment 3 and the information contained in your correspondence to the Commission dated May 28, 2008 relative to an adjustment in certain filing dates in which correspondence the company states “we are in negotiations with a group of investors to participate in a long-term investment with us that will not continue negotiations if we are not on an exchange that requires full reporting on a quarterly and annual basis.” Please advise us supplementally, with a view to possible disclosure, of the nature and status of these negotiations. Specifically, please advise us whether a change in control or reverse acquisition is contemplated and whether your shareholders will be provided an opportunity to vote on any such possible transaction. In addition, since the OTC Bulletin Board is not an exchange, do you contemplate registration with an exchange and, if so, when? We may have additional comments. The Company is in preliminary talks with an investor group that would provide a capital infusion into the Company through a debt offering. This group will only entertain further discussions only as long as we trade  on a listing service such as the OTCBB which requires current public filings.  We are not contemplating a reverse acquisition or any transaction that would involve a change of control. We understand that the OTCBB is not an issuer listing service, market or exchange. Although the OTCBB does not have any listing requirements per se, to be eligible for quotation on the OTCBB, issuers must remain current in their filings with the SEC or applicable regulatory authority. Our intent, and the reason why we are asking for an adjustment of certain filing dates, is to try to register with either the NASDAQ or AMEX exchange once we meet their registration requirements.

The company acknowledges that:

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The company is responsible for the adequacy and accuracy of the disclosure in the filing;

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Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Dr. Tony Milici, M.D., PhD

Chief Executive Officer